Mail Stop 3561

April 19, 2007

Jeffrey Mayer, President
MxEnergy Holdings Inc.
595 Summer Street, Suite 300
Stamford, CT 06901

      Re: MxEnergy Holdings Inc. and co-registrants
             Amendment No. 2 to Registration Statement on Form S-4
             Filed April 6, 2007
             File No. 333-138425 to -012

Dear Mr. Mayer:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

<u>Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Three Months Ended December 31, 2005, page 42</u>

1. Please remove the pro forma statement of operations for the three months ended December 31, 2005 or explain in detail your basis for providing this period. In accordance with Rule 11-02(c)(2)(i) of Regulation S-X, pro forma statements of operations should generally be filed for the most recent fiscal year and for the period from the most recent fiscal year end to the most recent interim date and may be filed for the corresponding interim period of the preceding fiscal year.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Sarah Goldberg, Accountant, at (202) 551-3340 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Peggy Kim, Senior Staff Attorney, at (202) 551-3411 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Michael Chernick, Esq.
        Paul, Hastings, Janofsky & Walker LLP
        Via Fax: (212) 319-4090